Mail Stop 4561

November 14, 2008

Thomas Kidrin
Chief Executive Officer
Worlds.Com, Inc.
11 Royal Road
Brookline, MA 02445

>   **Re: Worlds.Com, Inc.**
>   **Form 10-KSB for year ended December 31, 2007**
>   **Filed on April 3, 2008**
>   **File No. 000-24115**

Dear Mr. Kidrin:

        We have reviewed your response letter dated October 30, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2008.

Form 10-K for the year ended December 31, 2007

Item 8A(T). Controls and Procedures, page 21

1.   We note your response to our prior comment 1 and the proposed changes to your Item 8A(T) disclosures. Based on the draft disclosures provided, the Company appears to be co-mingling the requirements of Item 307 and Item 308(T) of Regulation S-K. In this regard, please revise to include the following:

- Disclose the conclusions of the Company's certifying officers regarding the effectiveness of the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Please note that the disclosures included in the second paragraph under Item 8A(T) in the Company's Form 10-KSB correctly addressed this issue. Therefore, please revise to include the disclosures as originally filed.

- Revise to include the disclosure requirements of Item 308(T) of Regulation S-B with regards to the Company's internal controls over financial reporting. In this regard, the Company's original disclosures in the third paragraph of Item 8A(T) was partially correct in that you disclosed management's conclusions regarding the effectiveness of your <u>internal controls over financial reporting</u>. These disclosures, however, should be revised to also (a) clarify that your evaluation was concluded based on the Certifying Officers' evaluation of your internal controls over financial reporting (versus an evaluation of your controls and procedures); (b) include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company; and (c) a statement identifying the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting;

As previously indicated, the Company may provide the Staff with a draft copy of the revised pages to your Form 10-KSB prior to amending the document. Please tell us whether you intend to file proposed changes in draft and tell us when you plan on amending your Form 10-KSB.

<u>Note 1. Description of Business and Summary of Accounting Policies</u>

<u>Extraordinary Item</u>

2. We note that during fiscal 2007, the Company recognized $2.7 million in other income related to forgiven debt, which according to your disclosures on page 20 included accounts payables of $1,108,106 and accrued expenses of $810,695. Please provide a breakdown of all items included in the $2.7 million that were "legally extinguished pursuant to applicable statute of limitations" and tell us when you originally incurred these liabilities and to what they related. Also, please explain the statute of limitations that applies to each item and tell us how you determined that such liabilities met the requirements for de-recognition pursuant to paragraph 16 of SFAS 140.

3. We note from your response to prior comment 3 where you indicate that the Company issued $70,000 shares of restricted common stock to the "Second Note" note holder in settlement of his claim on the $280,000 note payable. Please clarify whether the remaining $210,000 balance of the Second Note was recorded as "debt forgiven" in other income. If true, considering the note holder may have been a 10% shareholder in the Company, tell us how you determined that this transaction was not a capital contribution by your related party interest.

Exhibit 31.1 and 31.2

4.   We note your response to our prior comment 1 regarding the proposed changes to the Company's Exhibit 31 certifications. Please note that similar revisions should be made to the Company's March 31, 2008 and June 30, 2008 Forms 10-Q. Please amend these filings as well as your Form 10-KSB to correct these disclosures as previously requested.

Other

5.   We note in your response that the Company has authorized its legal counsel to state on its behalf that it is aware and acknowledges that "the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States." Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may the undersigned at (202) 551-3499 if you have any questions regarding the above comments.

                                                Sincerely,

                                                Kathleen Collins
                                                Accounting Branch Chief

cc: Via Facsimile: (212) 888-7776
        Irving Rothstein
        Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine, LLP
        Telephone: (212) 888-8200